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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kyorin Seiyaku Kabushiki Kaisha
(Name of Subject Company)

KYORIN Pharmaceutical Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

APRI Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

KYORIN Pharmaceutical Co., Ltd.

5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo 101-8311

81-3-3293-3474

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) (1) An English translation of the Notice of Extraordinary General Meeting of Shareholders to be held on January 18, 2006 is attached to this Form CB as Exhibit 1.

(2) An English translation of the voting card is attached to this Form CB as Exhibit 2.

(b) Not Applicable.

Item 2. ***Informational Legends***

Not Applicable

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) On November 21, 2005, APRI Co., Ltd. filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

(2) Not Applicable.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Hiroko Ogihara

(Signature)

Hiroko Ogihara

President

(Name and Title)

December 29, 2005

(Date)

Exhibit Index

Exhibit Number	Description
Exhibit 1	An English translation of the Notice of Extraordinary General Meeting of Shareholders to be held on January 18, 2006.
Exhibit 2	An English translation of the voting card.

[Translation]

December 29, 2005

To: The Shareholders

Ikuo Ogihara
Representative Director and President
KYORIN Pharmaceutical Co., Ltd.
5, Kanda Surugadai 2-chome,
Chiyoda-ku, Tokyo

Notice of Convocation of the Extraordinary General Meeting of Shareholders

Thank you very much for your continued support of KYORIN Pharmaceutical Co., Ltd.
We hereby notify you that the Extraordinary General Meeting of Shareholders will be held as mentioned below, and you are cordially invited to attend the Meeting.
If you are unable to attend the meeting at the following date, you may exercise your voting rights via correspondence. Please consider the reference materials below, indicate your approval or disapproval of the proposals on the voting card enclosed herein, affix your seal to it, and return it to us.

1. Time and date: 10:00 a.m., Wednesday, January 18, 2006 (Japan local time)

2. Place: 2nd Floor, Yukyu Banquet Hall, Hotel Metropolitan Edmont
10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo
(Please refer to the location map to the site of Extraordinary General Meeting of Shareholders below)

3. Matters concerning the purpose of the Meeting

Agendas to be resolved:

Item 1: Approval of the Share Exchange Agreement between KYORIN Pharmaceutical Co., Ltd. and APRI Co., Ltd.
(Please refer to pages 2 through 36 of the "Reference Materials Concerning Exercise of Voting Rights" for further details.)

Item 2: Partial amendment to the Articles of Incorporation
(Please refer to page 37 of the "Reference Materials Concerning Exercise of Voting Rights" for further details.)

---

* When attending the meeting, please present the voting card enclosed herein at the reception desk at the meeting place.

Reference Materials Concerning Exercise of Voting Rights

1. Total number of voting rights of shareholders 72,994 voting rights

2. Proposals and reference matters

Item 1 Approval of the Share Exchange Agreement between KYORIN Pharmaceutical Co., Ltd. and APRI Co., Ltd.

1. The reason why the share exchange is necessary

While in recent years increasingly more measures are being taken to restrain expenses for medical treatment and drugs in the Japanese pharmaceutical industry, which our group companies work in, research and development expenses have soared as a result of global competition for creating new drugs. Also, the competitive environment continues to intensify daily with fierce rivalry from and the increasing strength of foreign-affiliated corporations as well as the growing trend of M&As among Japanese pharmaceutical companies.

As a result of these changes to the industry and the situation KYORIN Pharmaceutical Co., Ltd. ("Kyorin-Pharm") has been placed in, Kyorin-Pharm launched its new mid-term business plan, the "Kyorin MIC-'09 Plans," this fiscal year of 2005 under its new corporate image: "A distinguished and integrated healthcare company based on reliability with its core business in global drug creation." Under the plan, Kyorin-Pharm intends to focus more on drug creation, while also working to boost the competitiveness of our pharmaceutical business and to establish novel businesses other than the pharmaceutical business in order to provide a foundation to support its pharmaceutical business, which is a high-risk, high-return business and requires a long-term drug creation business.

In an effort to complete this mid-term plan, the Kyorin group will undertake a share exchange that will result in Kyorin-Pharm becoming a wholly owned subsidiary of APRI Co., Ltd. ("APRI," which plans to change its trade name to KYORIN Co., Ltd. on January 18, 2006) and the Kyorin group changing to a holding company structure. Further, by reorganizing the group's units, the Kyorin group will build a system of management that will be able to make the "distinguished and integrated healthcare company" a reality, positioning itself solidly as a global drug creator. The Kyorin group will seek to boost the competitiveness of its pharmaceutical business and aim to develop novel businesses other than the pharmaceutical business and to strengthen its business foundation.

KYORIN Co., Ltd. ("New Kyorin"), the pure holding company to be created through the share exchange, will take on the role, as the controlling company, of being responsible for the business strategies of the overall group. By effectively allocating and utilizing its managerial resources, New Kyorin will draw out the strengths of the entire group and endeavor to boost the group's consolidated results.

After the transition to becoming a holding company through the share exchange, we plan to undertake a reorganization among Kyorin-Pharm (which is responsible for the group's core business of drug creation and its pharmaceutical business) and the subsidiaries in their respective business categories (such as the generic medications business and the health care business) by August 2006, in order to effectively and smoothly manage our group companies under our new holding-company structure.

New Kyorin plans to apply for listing of its shares on the First Section of the Tokyo Stock Exchange due to the share exchange. While the listing date will be decided in accordance with the rules and regulations of the Tokyo Stock Exchange, it is expected that it will be March 10, 2006, which is the date of the share exchange. And because Kyorin-Pharm, whose shares are currently listed on the Tokyo Stock Exchange, will become a wholly owned subsidiary of New Kyorin, the Kyorin-Pharm shares are scheduled to be delisted from the Tokyo Stock Exchange on March 6, 2006.

We are seeking your agreement to and approval of the Share Exchange Agreement.

2. Details of the Share Exchange Agreement

(1) The Share Exchange Agreement

A copy of the Share Exchange Agreement is attached below.

Share Exchange Agreement (Copy)

APRI Co., Ltd. ("APRI") and KYORIN Pharmaceutical Co., Ltd. ("Kyorin-Pharm") enter into this Share Exchange Agreement (this "Agreement") as follows.

Article 1 Share Exchange

APRI and Kyorin-Pharm shall, in accordance with this Agreement, complete a share exchange in the manner set out in Articles 352 to 363 of the Commercial Code by which APRI will own 100% of the shares of Kyorin-Pharm and Kyorin-Pharm will become a wholly owned subsidiary of APRI (the "Share Exchange").

Article 2 Amendment to Articles of Incorporation of APRI

APRI shall amend its current Articles of Incorporation as shown in the Exhibits in the order of Exhibit A, Exhibit B, and Exhibit C, and these amendments will be effective as follows:

(i) Exhibit A: upon the effective date of APRI's share split, set out in Article 4 of this Agreement;
(ii) Exhibit B: upon the approval at the General Meeting of Shareholders held to seek approval of this Share Exchange Agreement, set out in Article 7 of this Agreement; and
(iii) Exhibit C: upon the effective date of the Share Exchange, set out in Article 8 of this Agreement.

Article 3 Shares to be Issued in the Share Exchange and their Allocation

3.1 In the Share Exchange, APRI shall issue 62,063,902 shares of common stock and allocate one common share of APRI to each common share of Kyorin-Pharm held by the shareholders (including beneficial shareholders; the same applies throughout this Agreement) registered or recorded in Kyorin-Pharm's Register of Shareholders (including its Register of Beneficial Shareholders; the same applies throughout this Agreement) as of the end of the day immediately before the effective date of the Share Exchange ; provided, however, that APRI will not allocate any common share of APRI to common shares of Kyorin-Pharm held by APRI registered or recorded in Kyorin-Pharm's Register of Shareholders as of the end of the day immediately before the effective date of the Share Exchange.

3.2 The initial date for calculating dividends payable for the common shares of APRI issued in accordance with the Share Exchange set out in Article 3.1 of this Agreement is July 1, 2005.

Article 4 APRI's Share Split

APRI shall execute a share split whereby each share of common stock of APRI will be divided into 428.87 shares of common stock by the day immediately before the date of the General Meeting of Shareholders held to seek approval of this Share Exchange Agreement pursuant to Article 7 of this Agreement.

Article 5 Increase in Capital and Capital Reserve

Increases in the amount of APRI's capital and capital reserve resulting from the Share Exchange shall be as follows; provided, however, that APRI and Kyorin-Pharm may, upon consultation, change the increases depending on the state of Kyorin-Pharm's assets and liabilities as of the effective date of the Share Exchange.

(i) Capital

The amount of APRI's capital to be increased is 37,341,180 yen with capital of 700,000,000 yen after the Share Exchange.

(ii) Capital Reserve

The amount of APRI's capital reserve to be increased is equal to the amount obtained by multiplying (a) the net assets of Kyorin-Pharm as of the effective date of the Share Exchange by (b) the ratio of the number of shares of Kyorin-Pharm transferred to APRI as a result of the Share Exchange to the total number of outstanding shares of APRI, minus the amount of APRI's capital to be increased set out in Article 5(i) of this Agreement.

Article 6 Use of Capital Reserve

APRI may, after executing this Agreement and by the effective date of the Share Exchange, hold a General Meeting of Shareholders and reduce the amount of its capital reserve up to the aggregate amount of APRI's capital reserve and profit reserve minus the amount equal to a quarter of its capital.

Article 7 General Meeting of Shareholders to Seek Approval of the Share Exchange Agreement

APRI and Kyorin-Pharm shall hold their respective general meetings of shareholders on January 18, 2006, and seek an approval of this Agreement and an resolution of matters required for the Share Exchange; provided, however, that if it is necessary to change the date of the general meeting of shareholders in order to carry out procedures for the Share Exchange or for other reasons, the date may be changed upon consultation between APRI and Kyorin-Pharm.

Article 8 Date of the Share Exchange

The date of the Share Exchange is March 10, 2006; provided, however, that if it is necessary to change the date in order to carry out procedures for the Share Exchange or for other reasons, APRI and Kyorin-Pharm may change the date upon consultation.

Article 9 Payment of Interim Dividends

Kyorin-Pharm may make a cash distribution as interim dividends to its shareholders or registered pledgees registered or recorded in its latest Register of Shareholders as of September 30, 2005, to the extent of the following amounts:

10 yen per share of common stock with total of 742,726,060 yen

Article 10 Resignation and Assumption of APRI's Board Members

On the date of the General Meeting of Shareholders to seek approval of this Agreement, set out in Article 7 of this Agreement, all of APRI's directors and auditors shall resign and the following persons will assume the office of director or auditor:

(i) Directors

Minoru Ogihara, Hiroshi Uchida, Ikuo Ogihara, Itaru Kojo, Toshiro Takusagawa, Yoshizumi Amano, Keiji Hirai, Masahiro Yamashita, Minoru Hogawa;

(ii) Auditors

Hiroyuki Fukashiro, Seiyu Miyashita, Shogo Kobayashi, Masaji Obata.

Article 11 Management of Company Property, etc.

APRI and Kyorin-Pharm shall, during the effective term of this Agreement, carry out the operation of their respective businesses and the management and administration of their respective property with the due care of good managers. Any act except as set forth in this Agreement that will materially affect the property or the rights and obligations shall only be carried out with prior consultation and agreement of APRI and Kyorin-Pharm.

Article 12 Alterations of the Terms of the Share Exchange and Rescission of this Agreement

If any material change occurs to financial or operating conditions of either APRI or Kyorin-Pharm because of a convulsion of nature or other reason during the effective term of this Agreement, APRI and Kyorin-Pharm may, upon consultation, alter the terms of the Share Exchange or other details of this Agreement or rescind this Agreement.

Article 13 Validity of this Agreement

This Agreement becomes effective on the execution date of this Agreement and will remain in effect until the effective date of the Share Exchange; provided, however, that this Agreement will become void if it is not approved at either APRI's or Kyorin-Pharm's General Meetings of Shareholders held to seek approval of this Agreement pursuant to Article 7 of this Agreement, or if APRI or Kyorin-Pharm is not able to obtain a relevant authority's approval required for performing this Agreement under applicable laws and regulations.

Article 14 Matters requiring Consultation

In addition to the matters set out in this Agreement, matters required for the Share Exchange shall be determined through consultation between APRI and Kyorin-Pharm according to the intent of this Agreement.

IN WITNESS WHEREOF, APRI and Kyorin-Pharm have caused this Agreement to be executed in duplicate with their respective names printed on it and their seals affixed to it, and each party shall retain one copy.

November 18, 2005

APRI	Hiroko Ogihara, Representative Director and President [seal] APRI Co., Ltd. 5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo
Kyorin-Pharm	Ikuo Ogihara, Representative Director and President [seal] KYORIN Pharmaceutical Co., Ltd. 5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo

[Exhibit A]

(The underlined portion shows the matters to be amended.)

Current Articles of Incorporation	Proposed Amendments
Article 5 The total number of shares authorized to be issued by the Company is 78,878 shares.	Article 5 The total number of shares authorized to be issued by the Company is 12,400,000 shares.

[Exhibit B]

(The underlined portion shows the matters to be amended.)

Current Articles of Incorporation	Proposed Amendments
Article 1 The name of the Company is Kabushiki Kaisha APRI.	Article 1 The name of the Company is Kabushiki Kaisha Kyorin, which is expressed in English as KYORIN Co., Ltd.
Article 2 The purpose of the Company is to engage in the following businesses: (1) to act as non-life insurance agency; (2) to act as automobile accident insurance agency; (3) to obtain and hold intellectual property rights and to make delegations and developments with respect to computer image processing technology and know-how; and (4) to do any and all other businesses incidental to any of the above items.	Article 2 The purpose of the Company is to engage in the following businesses: (i) to control and administer business activities of and to support the management of domestic and foreign companies that conduct various businesses by holding the shares or other equities of those companies; (ii) to undertake management guidance services and administrative services of personnel, general and accounting affairs for companies in which the Company holds shares or other equities; (iii) to obtain, maintain, manage, license and transfer industrial property rights; and (iv) to do any and all other businesses incidental or relating to any of the above items.
Article 6 (New provision)	Article 6 The Company may purchase its own shares with a resolution of the Board of Directors pursuant to Article 211-3(1)(ii) of the Commercial Code.
Article 7 The denominations of share certificates to be issued by the Company are determined by the Board of Directors.	Article 7 1. 1,000 shares shall constitute 1 voting unit of Company shares. 2. The Company shall not issue share certificates representing shares less than the number of shares constituting 1 voting unit (hereinafter referred to as "Odd-lot Shares"),

	provided, however, that share certificates representing Odd-lot Shares may be issued if the Share Handling Regulations provide otherwise.
Article 8 A transfer of the Company shares shall require the approval of the Board of Directors.	Article 8 Matters concerning the denomination of share certificates, registrations of share transfers, registrations or records in the Register of Beneficial Shareholders, registrations or cancellations of pledges, indications or cancellations of trust property, reissuances of share certificates, purchase of Odd-lot Shares and other procedures relating to shares and fees thereof are governed by the Share Handling Regulations established by the Board of Directors.
Article 9 1. A request form prescribed by the Company must be submitted together with a relevant share certificate when requesting for the registration of a transfer of the Company shares. 2. When a person, who acquired shares by means other than a transfer, requests for the registration of a share transfer, the requesting person must, upon the Company's request, submit a document certifying the acquisition.	Article 9 1. The Company shall have a transfer agent as to the Company shares. 2. The Company's transfer agent and the location for handling its business are determined by resolution of the Board of Directors. 3. The Register of Shareholders (including the Register of Beneficial Shareholders; the same applies hereinafter) and the Register of Lost Share Certificates of the Company shall be kept at the location of the transfer agent for handling its business, and registrations of share transfers, acceptances of beneficial shareholder notices, registrations or cancellations of pledges, indications or cancellations of trust property, reissuance of share certificates, purchases of Odd-lot shares and other businesses relating to shares are handled by the transfer agent, not by the Company.
Article 10 When requesting for the reissuance of a new share certificate due to damage, defacement, share split or reverse share split, the prescribed request form shall be submitted together with the relevant share certificate.	Article 10 1. The Company deems the shareholders (including beneficial shareholders; the same applies hereinafter) with voting rights registered or recorded in the final Register of Shareholders as of the last day of each fiscal year to be the shareholders entitled to exercise their voting rights at the Ordinary General Meeting of Shareholders held with respect to the accounting term.

	2. In addition to the preceding paragraph, the Company may temporarily set a record date when necessary upon giving prior public notice by obtaining a resolution of the Board of Directors.
Article 11 The Company charges a fee, determined by the Board of Directors, for the reissuance of Company share certificates.	Article 11 (Deleted)
Article 12 1. Company Shareholders, registered pledgees or their legal representatives, must notify the Company of their addresses, names and seals. 2. If there is any change in a matter for notification provided for in the preceding paragraph, the Company must be notified.	Article 12 (Deleted)
Article 13 1. The Company suspends any changes to the registrations or records in the Register of Shareholders from July 1 to the closing day of the Ordinary General Meeting of Shareholders every year. 2. In addition to the preceding paragraph, the Company may suspend any changes to the registrations or records in the Register of Shareholders for a certain period when necessary upon giving prior public notice.	Article 13 (Deleted)
Article 14 ~ (Omitted) Article 17	Article 11 ~ (No amendment) Article 14
Article 18 The number of Directors of the Company shall be 7 or less, and the number of Statutory Auditors shall be 2 or less.	Article 15 The number of Directors of the Company shall be 15 or less, and the number of Statutory Auditors shall be 5 or less.
Article 19 (Omitted)	Article 16 (No amendment)
Article 20 1. The Directors to represent the Company must be appointed by resolution of the Board of the Directors. 2. In addition to appointing 1 Director and President by resolution of the Board of the	Article 17 1. The Director to represent the Company must be appointed by resolution of the Board of Directors. 2. In addition to appointing 1 Director and President, the Company may, if necessary,

Directors, the Company may, if necessary, appoint Director and Chairman and a few Senior Managing Directors and Managing Directors by resolution of the Board of Directors.	appoint 1 Director and Honorary Advisor, 1 Director and Advisor, 1 Director and Honorary Chairman, 1 Director and Chairman and a few Directors and Vice Chairmen, Directors and Vice Presidents, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.
Article 21 Administration of a Director of the Company expires upon the closing of the Ordinary Meeting of Shareholders held with respect to the last accounting term that falls within 2 years after the assumption of office. Administration of a Statutory Auditor of the Company expires upon the closing of the Ordinary Meeting of Shareholders held with respect to the last accounting term that falls within 4 years after the assumption of office. 2. (Omitted) 3. (Omitted)	Article 18 Administration of a Director of the Company expires upon the closing of the Ordinary Meeting of Shareholders held with respect to the last accounting term that falls within 1 year after the assumption of office. Administration of a Statutory Auditor of the Company expires upon the closing of the Ordinary Meeting of Shareholders held with respect to the last accounting term that falls within 4 years after the assumption of office. 2. (No amendment) 3. (No amendment)
Article 22 The Company may appoint a Consultant and Advisor by resolution of the Board of Directors.	Article 19 The Company may appoint a Consultant and Advisor by resolution of the Board of Directors.
Article 23 ∫ (Omitted) Article 25	Article 20 ∫ (No amendment) Article 22
(New provision)	Article 23 Matters concerning the Board of Directors of the Company are governed by the Regulations of the Board of Directors adopted by the Board of Directors, as well as laws and regulations or the Articles of Incorporation hereof.
(New provision)	Article 24 The Company shall appoint a fulltime Statutory Auditor in accordance with the mutual election by the Statutory Auditors. The Company may, from among its fulltime Statutory Auditors, appoint a few Standing Statutory Auditors in accordance with the mutual election by the Statutory Auditors.

(New provision)	Article 25 Matters concerning the Board of Statutory Auditors of the Company are governed by the Regulations of the Board of Statutory Auditors adopted by the Board of Statutory Auditors, as well as laws and regulations or the Articles of Incorporation hereof.
Article 26 The fiscal year of the Company shall commence on the first day of July of each year and ends on the last day of June of the following year. The last day of each fiscal year is the account settlement date.	Article 26 The fiscal year of the Company shall commence on the first day of April of each year and ends on the last day of March of the following year. The last day of each fiscal year is the account settlement date.

[Exhibit C]

(The underlined portion shows the matters to be amended.)

Current Articles of Incorporation	Proposed Amendments
Article 1 (Omitted)	Article 1 Trade Name (No amendment)
Article 2 (Omitted)	Article 2 Purpose (No amendment)
Article 3 (Omitted)	Article 3 Head Office (No amendment)
Article 4 All public notices of the Company are published in the official gazette (*Kampo*).	Article 4 Method of Public Notice All public notices of the Company are published in *The Nihon Keizai Shimbun*.
Article 5 The total number of shares authorized to be issued by the Company is 12,400,000 shares.	Article 5 Total Number of Shares Authorized to be Issued The total number of shares authorized to be issued by the Company is 297,000,000 shares; provided, however, that when shares are cancelled, the number of shares authorized to be issued will decrease accordingly.
Article 6 (Omitted)	Article 6 Acquisition of Treasury Stock (No amendment)
Article 7 (Omitted)	Article 7 Number of Shares per Unit and Non-Issuance of Share Certificates of Odd-lot Shares (No amendment)

Article 8 (Omitted)	Article 8 Share Handling Regulations (No amendment)
Article 9 (Omitted)	Article 9 Transfer Agent (No amendment)
Article 10 (Omitted)	Article 10 Record Date (No amendment)
Article 11 Ordinary General Meetings of Shareholders of the Company shall be convened within 3 months from the next day of the end of each fiscal year. Extraordinary General Meetings of Shareholders shall be convened from time to time whenever necessary.	Article 11 Convocation Ordinary General Meetings of Shareholders of the Company shall be convened within 3 months from the next day of the end of each fiscal year. Extraordinary General Meetings of Shareholders shall be convened from time to time whenever necessary.
Article 12 Unless otherwise provided in laws or regulations or the Articles of Incorporation hereof, resolutions of General Meetings of Shareholders of the Company are adopted by a majority of the voting rights of the shareholders who attend the meeting.	Article 12 Person to Convene a Meeting and Chairman 1. Unless otherwise provided in laws and regulations, the Director and President shall convene General Meetings of Shareholders of the Company and act as Chairman pursuant to the resolution of the Board of Directors. 2. When the Director and President has an accident, one of the other Directors shall act in his or her place in accordance with the order determined in advance by the Board of Directors.
Article 13 1. Unless otherwise provided for in laws or regulations, the Director and President shall convene General Meetings of Shareholders of the Company and act as a Chairman. 2. When the Director and President has an accident, one of the other Directors shall act in his or her place in accordance with the order determined in advance by the Board of Directors.	Article 13 Method of Resolution 1. Unless otherwise provided in laws and regulations or the Articles of Incorporation hereof, resolutions of General Meetings of Shareholders of the Company are adopted by a half or more of the voting rights of the shareholders who attend the meeting. 2. Special resolutions, provided in Article 343 of the Commercial Code, are adopted by two-thirds or more of the voting rights of the shareholders who attend the General Meeting of Shareholders, at which one-third or more of total voting rights of all shareholders shall attend.
Article 14 (Omitted) (New provision)	Article 14 Exercise of Voting Rights by Proxy (No amendment) 2. The shareholder or proxy provided for

	in the preceding paragraph shall submit, at each General Meeting of Shareholders at which he or she acts as proxy, a written document to the Company certifying his or her authority.
Chapter IV Directors, Statutory Auditors and Board of Directors	Chapter IV Directors and Board of Directors
Article 15 The number of Directors of the Company shall be 15 or less and the number of the Statutory Auditors shall be 5 or less.	Article 15 Number The number of Directors of the Company shall be 15 or less.
Article 16 1. Directors and Statutory Auditors of the Company are elected pursuant to a resolution adopted by a majority of the voting rights of the shareholders who attend the General Meeting of Shareholders, at which shareholders having one-third or more of the total voting rights of all shareholders shall attend. 2. Cumulative voting is not used to elect Directors of the Company.	Article 16 Election 1. Directors of the Company are elected pursuant to a resolution adopted by a majority of the voting rights of the shareholders who attend the General Meeting of Shareholders, at which shareholders having one-third or more of the total voting rights of all shareholders shall attend. 2. Cumulative voting is not used for a resolution to elect Directors of the Company.
Article 17 1. A Director to represent the Company is appointed by resolution of the Board of the Directors. 2. In addition to appointing 1 Director and President, the Company may, if necessary, appoint 1 Director and Honorary Advisor, 1 Director and Advisor, 1 Director and Honorary Chairman, 1 Director and Chairman and a few Directors and Vice Chairmen, Directors and Vice Presidents, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.	Article 17 Administration Administration of a Director of the Company expires upon the closing of the Ordinary General Meeting of Shareholders held with respect to the last accounting term that falls within 1 year after the assumption of office.
Article 18 1. Administration of a Director of the Company expires upon the closing of the Ordinary General Meeting of Shareholders with respect to the last accounting term that falls within 1 year after the assumption of office. Administration of a Statutory Auditor expires upon the closing of the Ordinary General Meeting of Shareholders	Article 18 Representative Director and Directors with Special Titles 1. A Director to represent the Company is appointed by resolution of the Board of Directors. 2. In addition to appointing one Director and President, the Company may, if necessary, appoint 1 Director and Honorary Advisor, 1 Director and Advisor, 1 Director

with respect to the last accounting term that falls within 4 years after the assumption of office. 2. Administration of a Director elected to fill a vacancy or increase the number of Directors expires when the administration of the other present Directors shall expire. 3. Administration of a Statutory Auditor elected to replace a Statutory Auditor, who retired before the term, expires when the administration of the retired Statutory Auditor shall expire.	and Honorary Chairman, 1 Director and Chairman and a few Directors and Vice Chairmen, Directors and Vice Presidents, Senior Managing Directors and Managing Directors by resolution of the Board of Directors.
Article 19 (Omitted)	Article 19 Consultants and Advisors (No amendment)
Article 20 Unless otherwise provided in laws or regulations, the Director and President shall convene Meetings of the Board of Directors of the Company and act as an Chairman. 2. (Omitted)	Article 20 Person to Convene a Meeting and Chairman Unless otherwise provided in laws or regulations, the Director and President shall convene Meetings of the Board of Directors of the Company and act as an Chairman. 2. (No amendment)
Article 21 Notices of Meetings of the Board of Directors of the Company shall be sent to each Director at least 3 days before the date of the Meeting; provided, however, that in emergencies, the notice period may be shortened.	Article 21 Notice of Convocation Notices of Meetings of the Board of Directors of the Company shall be sent to each Director and each Statutory Auditor at least 3 days before the date of the Meeting; provided, however, that in emergencies, the period may be shortened.
Article 22 (Omitted)	Article 22 Method of Resolution (No amendment)
Article 23 (Omitted)	Article 23 Regulations of the Board of Directors (No amendment)
(New provision)	Article 24 Remuneration and Retirement Allowance The remuneration and retirement allowance of the Directors of the Company are determined by resolution of the General Meeting of Shareholders.
(New provision)	Chapter V Statutory Auditors and Board of Statutory Auditors
(New provision)	Article 25 Number

	The number of Statutory Auditors of the Company shall be 5 or less.
(New provision)	Article 26 Election Statutory Auditors of the Company are elected pursuant to a resolution adopted by a majority of the voting rights of the shareholders who attend the General Meeting of Shareholders, at which shareholders having one-third or more of the total voting rights of all shareholders shall attend.
(New provision)	Article 27 Term of Office Administration of a Statutory Auditor of the Company expires upon closing of the Ordinary General Meeting of Shareholders with respect to the last accounting term that falls within 4 years after the assumption of office. 2. Administration of a Statutory Auditor elected to replace a Statutory Auditor, who retired before the term, expires when the administration of the retired Auditor shall expire.
Article 24 (Omitted)	Article 28 Fulltime Auditors (Omitted)
(New provision)	Article 29 Notice of Convocation Notices of Meetings of the Board of Statutory Auditors of the Company shall be given to each Statutory Auditor at least 3 days before the date of the Meeting; provided, however, that in emergencies, the period may be shortened.
(New provision)	Article 30 Method of Resolution Unless otherwise provided in laws or regulations, resolutions of the Board of Statutory Auditors of the Company are adopted by a majority vote of all Statutory Auditors.
Article 25 (Omitted)	Article 31 Regulations of the Board of Statutory Auditors (No amendment)
(New provision)	Article 32 Remuneration and Retirement Allowance The remuneration and retirement

	allowance of the Statutory Auditors of the Company are determined by resolution of the General Meeting of Shareholders.
Chapter V Accounting	Chapter VI Accounting
Article 26 (Omitted)	Article 33 Fiscal Year and Settlement of Accounts (No amendment)
Article 27 (Omitted)	Article 34 Dividends (No amendment)
(New provision)	Article 35 Interim Dividends The Company may, by resolution of the Board of Directors, distribute dividends pursuant to Article 293-5 of the Commercial Code (hereinafter referred to as the "Interim Dividends") to the shareholders and registered pledgees registered or recorded in the last Register of Shareholders of the Company as of September 30 of each fiscal year.
Article 28 The Company will be relieved of its obligation to pay any dividends if they remain unreceived for 3 years or more from the date on which the payment is fixed.	Article 36 Statute of Limitations The Company will be relieved of its obligation to pay any dividends, interim dividends, or other distributions if they remain unreceived for 3 years or more from the date on which the payment is commenced.

(2) **Reference Matters for the Share Exchange Agreement**

Amendment to the Articles of Incorporation (Article 2 of the Share Exchange Agreement)

(i) Reasons for amendments

The followings are reasons to amend the Articles of Incorporation of APRI, which will own 100% of the shares of Kyorin-Pharm through the Share Exchange.

[Exhibit A]
The amendments are intended to change the total number of shares authorized to be issued by APRI in accordance with its share split pursuant to Article 4 of the Share Exchange Agreement.

[Exhibit B]
The amendments are intended to change its trade name, business purposes and fiscal year, improve the provisions concerning its system of shares including share

handling affairs, and improve the provisions related to the Directors and Statutory Auditors such as the number and term of office of Directors and Statutory Auditors so that, in accordance with the Share Exchange by which APRI will own 100% of shares of Kyorin-Pharm, APRI's administrative organization and corporate governance functions as a holding company will be improved and strengthened, APRI will prepare to have a new listing on the first section of the Tokyo Stock Exchange, and the provisions of APRI's Articles of Incorporation will be coordinated with those of the current Articles of Incorporation of Kyorin-Pharm, which will become a wholly owned subsidiary of APRI.

[Exhibit C]
The amendments are intended to change the method of public notice and the total number of shares authorized to be issued, improve the provisions related to the general meeting of shareholders including the relaxing of the resolution requirements for a special resolution at a general meeting of shareholders, and create provisions concerning Statutory Auditors and the Board of Statutory Auditors and interim dividends in order to improve the provisions of APRI's Articles of Incorporation in association with its listing on the first section of the Tokyo Stock Exchange and to coordinate these provisions with the provisions of the current Articles of Incorporation of Kyorin-Pharm.

In addition to the reasons described above, it is intended to make necessary amendments such as creating headings for the provisions, changing the numbers and expressions of the provisions, and modifying words and phrases.

(ii) The details of these amendments are as described on pages 8 through 17.

(3) **Description concerning the Share Exchange Ratio provided in Article 354(1)(ii) of the Commercial Code**

Statement of Reasons for Determining the Share Exchange Ratio (Copy)

KYORIN Pharmaceutical Co., Ltd. ("Kyorin-Pharm") and APRI Co., Ltd. ("APRI," which plans to change its trade name to KYORIN Co., Ltd. on January 18, 2006) made decision as follows on the share exchange ratio for the share exchange, which is planned on March 10, 2006, by which APRI will own 100% of the shares of Kyorin-Pharm and Kyorin-Pharm will become a wholly owned subsidiary of APRI (the "Share Exchange").

1. Request for calculating the share exchange ratio

For the Share Exchange, Kyorin-Pharm and APRI asked Beqone Solution Co., Ltd. (the "Calculating Company"), a third party institution that has no interest in Kyorin-Pharm or APRI, to calculate the share exchange ratio.

2. Share valuation method

The Calculating Company used the market price method in evaluating Kyorin-Pharm shares since Kyorin-Pharm is a public company. In evaluating APRI shares, the Calculating Company used the adjusted net asset value method since APRI is a privately held company and therefore there is no market price, and most of APRI's assets are shares of Kyorin-Pharm.

3. Proposed share exchange ratio

The Calculating Company calculated the proposed share exchange ratio between Kyorin-Pharm and APRI as one-for-one as a result of calculating the share prices of Kyorin-Pharm and APRI by each valuation method of shares described above. This proposed share exchange ratio took into account the result of allocation of new shares to a third party (2,040 shares of common stock, totaling 1,297,472,640 yen, with 636,016 yen as the issue price per share), whose resolution was passed on November 14, 2005 and became effective as of December 2, 2005, and APRI's share split that became effective as of December 20, 2005, with each share being divided into 428.87 shares.

4. Decision on the share exchange ratio

Kyorin-Pharm deemed the above proposed share exchange ratio as appropriate and consulted with APRI on the basis of that decision. As a result, Kyorin-Pharm and APRI made decisions, after obtaining resolutions at each meeting of the Board of Directors, on the share exchange ratio as follows.

Company Name	KYORIN Pharmaceutical Co., Ltd.	APRI Co., Ltd.
Share Exchange Ratio	1	1

- End -

Ikuo Ogihara, Representative Director and President
KYORIN Pharmaceutical Co., Ltd.
5, Kanda Surugadai 2-chome, Chiyoda-ku, Tokyo

(4) **Balance Sheets and Income Statements of the Parties to the Share Exchange Agreement provided in Article 354(1)(iii) to (vi) of the Commercial Code**

The balance sheet and profit and loss statement of Kyorin-Pharm are attached and constitute pages 20 through 29 of the Reference Materials hereof. The balance sheet and profit and loss statement of APRI are attached and constitute pages 30 through 36 of the Reference Materials hereof.

Kyorin-Pharm's Fiscal Year 2005 Interim Balance Sheet

(As of September 30, 2005)

(Unit: million yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current assets	**46,454**	**Current liabilities**	**11,848**
Cash and cash equivalents	8,889	Notes payable	1,334
Accounts receivables	20,320	Accounts payables	4,739
Securities	499	Taxation payables	30
Inventories	13,896	Accrued bonuses to employees	2,048
Deferred tax assets	1,216	Allowance for returned sales	27
Other	1,651	Other	3,668
Allowance for doubtful accounts	△20	**Non-current liabilities**	**5,648**
Non-current assets	**60,559**	Allowance for retirement benefits	4,509
Property, plant and equipment	**16,543**	Allowance for benefits for retired directors and statutory auditors	344
Buildings	6,285	Other	794
Construction in progress	5,585	**Total liabilities**	**17,497**
Other	4,672	**Shareholders' equity**	
Intangible fixed assets	**5,067**	**Share capital**	**4,317**
Trademarks	2,424	**Share surplus**	**949**
Other	2,642	Capital reserves	949
Investments and other assets	**38,949**	**Retained earnings**	**104,095**
Investment Securities	25,349	**Earned surplus reserves**	**905**
Deferred tax assets	4,027	**Discretionary reserves**	**100,619**
Other	9,591	**Interim undistributed profits**	**2,569**
Allowance for doubtful accounts	△19	**Unrealized gain on available-for-sale securities**	**903**
		Treasury stock	**△20,748**
		Total shareholders' equity	**89,516**
Total assets	**107,014**	**Total liabilities and shareholders' equity**	**107,014**

Kyorin-Pharm's Fiscal Year 2005 Interim Income Statement

(From April 1, 2005 to September 30, 2005)

(Unit: million yen)

Item	Amount	
Profit or loss on ordinary activities		
Operating profit or loss		
Operating revenue		
Net sales	31,609	31,609
Operating expenses		
Cost of sales	10,114	
Reversal of allowance for returned sales	13	
Selling, general and administrative expenses	19,282	29,383
Operating income		**2,226**
Non-operating profit or loss		
Non-operating income		**328**
Non-operating expenses		**177**
Ordinary profits		**2,378**
Extraordinary profit or loss		
Extraordinary profits		**32**
Extraordinary losses		**75**
Interim net profit before taxes		**2,335**
Income, inhabitants and enterprise taxes		35
Income taxes-deferred		1,121
Interim net profit		**1,178**
Unappropriated retained earnings brought forward		**1,391**
Interim undistributed profit		**2,569**

Notes

1. Significant Accounting Policies

(1) Valuation standard and method for securities

(i) Subsidiaries' stock and affiliates' stock

Subsidiaries' stock and affiliates' stock are stated at cost determined by the moving average method.

(ii) Other securities

Stated by market value method based on the quoted market price as of the end of this interim period. (Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity and the cost of securities sold is computed by the moving average method.) Securities without market value are stated at cost determined by the moving average method.

(2) Valuation standard and method for inventories

(i) Finished products, partially processed products, and works in process

Stated at cost determined by the total average method.

(ii) Merchandise, raw materials, and part of inventory goods (samples)

Stated at the lower of cost or market determined by the total average method.

(iii) Inventory goods

Inventory goods are stated at cost determined by the book-value price method.

(3) Depreciation method for non-current assets

(i) Property, plant and equipment

Property, plant and equipment are depreciated by the declining balance method; provided, however, that buildings acquired on and after April 1, 1998 are depreciated by the straight-line method, except for auxiliary facilities.

(ii) Intangible fixed assets

Intangible fixed assets are amortized by the straight-line method. Software for internal use is amortized by the straight-line method over their internal available use period (5 years).

(4) Accounting for allowances and reserves

(i) Allowance for doubtful accounts

To prepare for losses from bad debts of accounts receivable, etc., allowances for doubtful accounts are computed based on the actual ratio of bad debts in the past and an estimate of certain uncollectible amounts determined after an analysis of specific individual receivables.

(ii) Accrued bonuses to employees

To provide for payment of bonuses to employees, accrued bonuses are recorded in amounts expected to be paid.

(iii) Allowance for returned sales

To prepare for losses from potential returns after the end of this interim period for products sold during this interim fiscal period, the Company provides for an amount equal to the estimated gross profits on such returned sales based on the accounts receivable at the end of this interim period.

(iv) Allowance for retirement benefits

To provide for the employees' retirement benefits, amounts recognized as having been incurred as of the end of this interim fiscal year are recorded based on the projected retirement benefit obligations and related plan assets as of the end of this fiscal year.

Prior service costs are charged to expenses using a straight-line method, based on the number of years (10 years) determined to be within the average remaining service years of employees, when incurred.

Prorated actuarial differences are to be charged to expenses from the following interim period using a straight-line method, based on the number of years (10 years) determined to be within the average remaining service years of employees, when incurred.

(v) Allowance for benefits for retired directors and statutory auditors

To provide for benefits for retired directors and statutory auditors, allowances for benefits for retired directors and statutory auditors are recorded in the actual total amount needed for the end of this interim period based on the Company's regulations.

This is an allowance provided in Article 43 of the Enforcement Regulations for the Commercial Code.

(5) Accounting method for leases

Financial lease transactions other than leases in which the ownership of the leased property is transferred to the lessee are handled using an accounting procedure conforming to the accounting method for ordinary lease transactions.

(6) Accounting method for consumption tax and others

Consumption tax and other related taxes are accounted by using the tax-excluded method.

2. Notes to the Balance Sheet

(1) Short-term monetary liabilities to subsidiaries: 615 million yen
(2) Investments in subsidiaries included in "Other" of "Investments and other assets": 27 million yen
(3) Accumulated depreciation of property, plant and equipment: 31,491 million yen
(4) In addition to the non-current assets recorded in the Balance Sheet, the Company uses business vehicles and electronic computers on lease.
(5) Liabilities for guarantees: 99 million yen
(6) Net assets increased due to the valuation of assets at fair value: 903 million yen

3. Notes to the Income Statement

(1) Transactions with subsidiaries

Operational transactions	
Purchase amount:	620 million yen
Other:	1,106 million yen
Non-operational transactions	
Other:	14 million yen

(2) Interim net income per share: 15.86 yen

4. Change in significant accounting policies

From this fiscal year, the Company is applying the accounting standards for impairment of fixed assets in accordance with "Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" (Business Accounting Council; August 9, 2002) and "Implementation Guidance for Accounting Standard for Impairment of Fixed Assets" (Financial Accounting Standards Implementation Guidance No.6; October 31, 2003).

This change had no effect on the profits and losses.

Kyorin-Pharm's Fiscal Year 2004 Balance Sheet

(As of March 31, 2005)

(Unit: million yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current assets	**49,096**	**Current liabilities**	**10,082**
Cash and cash equivalents	6,823	Notes payable	1,236
Notes receivable	251	Accounts payables	4,083
Accounts receivables	23,955	Other payables	1,938
Securities	2,899	Accrued expenses	436
Merchandise and finished products	5,384	Accrued bonuses to employees	1,981
Partially processed products and works in process	1,581	Allowance for returned sales	41
Raw materials and supplies	3,214	Other	365
Prepaid expenses	1,550	**Non-current liabilities**	**7,342**
Deferred tax assets	2,076	Accounts payable on revision of retirement benefit plan	2,573
Other	1,383	Allowance for retirement benefits	4,347
Allowance for doubtful accounts	△24	Allowance for benefits for retired directors and statutory auditors	364
Non-current assets	**57,168**	Deposit received for guarantee	57
Property, plant and equipment	**16,623**	**Total liabilities**	**17,425**
Buildings	6,559	**Shareholders' equity**	
Structures	548	**Share capital**	**4,317**
Machinery and equipment	1,868	**Share surplus**	**949**
Vehicles and delivery equipment	14	Capital reserves	949
Tools, furniture and fixtures	837	**Retained earnings**	**103,625**
Land	1,669	**Earned surplus reserves**	**905**
Construction in progress	5,126	**Discretionary reserves**	**100,259**
Intangible fixed assets	**5,569**	Reserves for special depreciation	261
Goodwill	1,439	Fixed asset reduction reserves	26
Trademarks	2,839	General reserves	99,971
Other	1,290	**Undistributed profits for the year**	**2,459**
Investments and other assets	**34,975**	**Unrealized gain on available-for-sale securities**	**667**
Investment Securities	28,257	**Treasury stock**	**△20,720**
Subsidiaries' stock	493		
Long-term prepaid expenses	350		
Deferred tax assets	4,455		
Lease and guarantee deposits	571		
Other	866		
Allowance for doubtful accounts	△18	**Total shareholders' equity**	**88,839**
Total assets	**106,264**	**Total liabilities and shareholders' equity**	**106,264**

Kyorin-Pharm's Fiscal Year 2004 Income Statement

(From April 1, 2004 to March 31, 2005)

(Unit: million yen)

Item	Amount	
Profit or loss on ordinary activities		
Operating profit or loss		
Operating revenue		
Net sales	64,938	64,938
Operating expenses		
Cost of sales	21,645	
Reversal of allowance for returned sales	32	
Provision for allowance for returned sales	41	
Selling, general and administrative expenses	37,373	59,027
Operating income		**5,911**
Non-operating profit or loss		
Non-operating income		
Interest and dividend income	123	
Other non-operating income	378	502
Non-operating expenses		
Interest expenses	7	
Other non-operating expenses	681	689
Ordinary profits		**5,723**
Extraordinary profit or loss		
Extraordinary profits		
Gains on disposal of fixed assets	59	
Gains on sales of investment securities	1,732	1,792
Extraordinary losses		
Losses on sale or disposal of fixed assets	1,426	
Extraordinary depreciation of fixed assets	169	
Losses on disposal of investment securities	323	
Losses on revision of retirement benefits plan	1,625	
Special retirement payments	430	3,975
Net profit before taxes for the year		**3,540**
Income, inhabitants and enterprise taxes		75
Income taxes-deferred		1,850
Net profit for the year		**1,615**
Unappropriated retained earnings brought forward		**1,513**
Interim dividends		669
Undistributed profits for the year		**2,459**

Notes

1. Significant Accounting Policies

(1) Valuation standard and method for securities

(i) Subsidiaries' stock and affiliates' stock

Stated at cost determined by the moving average method.

(ii) Other securities

Securities with market value are stated by market value method based on the quoted market price as of the end of the fiscal year. (Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity and the cost of securities sold is computed by the moving average method.) Securities without market value are stated at cost determined by the moving average method.

(2) Valuation standard and method for inventories

(i) Finished products, partially processed products, and works in process

Stated at cost determined by the total average method.

(ii) Merchandise, raw materials, and part of inventory goods (samples)

Stated at the lower of cost or market determined by the total average method.

(iii) Inventory goods

Inventory goods are stated at cost determined by the book-value price method.

(3) Depreciation method for non-current assets

(i) Property, plant and equipment

Property, plant and equipment are depreciated by the declining balance method; provided, however, that buildings acquired on and after April 1, 1998 are depreciated by the straight-line method, except for auxiliary facilities.

(ii) Intangible fixed assets

Intangible fixed assets are amortized by the straight-line method. Software for internal use is amortized by the straight-line method over their internal available use period (5 years).

(4) Accounting for allowances and reserves

(i) Allowance for doubtful accounts

To prepare for losses from bad debts of accounts receivable, etc., allowances for doubtful accounts are computed based on the actual ratio of bad debts in the past and an estimate of certain uncollectible amounts determined after an analysis of specific individual receivables.

(ii) Accrued bonuses to employees

To provide for payment of bonuses to employees, accrued bonuses are recorded in amounts expected to be paid.

(iii) Allowance for returned sales

To prepare for losses from potential returns after the end of the fiscal year for products sold during that year, the Company provides for an amount equal to the estimated gross profits on such returned sales based on the accounts receivable at the end of the year.

(iv) Allowance for retirement benefits

To provide for the employees' retirement benefits, reserves for retirement benefits are recorded based on the projected retirement benefit obligations and related plan assets as of the current fiscal year end.

Prior service costs are charged to expenses using a straight-line method, based on the number of years (10 years) determined to be within the average remaining service years of employees, when incurred.

Prorated actuarial differences are to be charged to expenses from the following fiscal year using a straight-line method, based on the number of years (10 years) determined to be within the average remaining service years of employees, when incurred.

(v) Allowance for benefits for retired directors and statutory auditors

To provide for benefits for retired directors and statutory auditors, allowances for benefits for retired directors and statutory auditors are recorded in the actual total amount needed for the current fiscal year end based on the Company's regulations.

This is an allowance provided in Article 43 of the Enforcement Regulations for the Commercial Code.

(5) Accounting method for leases

Financial lease transactions other than leases in which the ownership of the leased property is transferred to the lessee are handled using an accounting procedure conforming to the accounting method for ordinary lease transactions.

(6) Accounting method for consumption tax and others

Consumption tax and other related taxes are accounted by using the tax-excluded method.

2. Notes to the Balance Sheet

(1) Short-term monetary liabilities to subsidiaries: 565 million yen
(2) Investments in subsidiaries included in "Other" of "Investments and other assets": 27 million yen
(3) Accumulated depreciation of property, plant and equipment: 30,935 million yen
(4) Amount of reduction entry deducted from the acquisition cost of property, plant and equipment that the Company acquired this year:
Land: 11 million yen
(5) In addition to the non-current assets recorded in the Balance Sheet, the Company uses business vehicles and electronic computers on lease.
(6) Liabilities for guarantees: 127 million yen
(7) Net assets increased due to the valuation of assets at fair value: 667 million yen

3. Notes to the Income Statement

(1) Transactions with subsidiaries
Operational transactions
Purchase amount: 1,063 million yen
Other: 1,616 million yen
Non-operational transactions
Other: 29 million yen

(2) Net income per share for the year: 21.19 yen

4. Additional Information

The Company has reviewed its existing termination allowance plan and employees' pension fund system. In January 2005, the Company shifted to a new retirement benefit plan comprised of the defined contribution pension plan and a new defined benefits pension plan, and is applying the "Accounting for Transfers between Retirement Benefit Plans" (Financial Accounting Standards Implementation Guidance No.1).

The effect arising from this transfer is 1,625 million yen recorded as extraordinary loss.

APRI's Fiscal Year 2005 First Quarter Balance Sheet
(As of September 30, 2005)

(Unit: thousand yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current assets	**165,732**	**Current liabilities**	**240,580**
Cash and cash equivalents	61,243	Short-term loans payable	226,000
Securities	102,041	Other	14,580
Other	2,448	**Non-current liabilities**	**1,178,720**
		Long-term loans payable	1,172,000
		Deferred tax liabilities	6,720
		Total liabilities	**1,419,301**
		Shareholders' equity	
Non-current assets	**2,957,645**	**Share capital**	**13,922**
Investments and other assets	**2,957,645**	**Share surplus**	**488,307**
Investment Securities	2,957,645	Capital reserves	488,307
		Retained earnings	**1,192,136**
		Earned surplus reserves	**3,480**
		Discretionary reserves	**1,100,000**
		General reserves	1,100,000
		Undistributed profits for this first quarter	**88,655**
		Unrealized gain on available-for-sale securities	**9,711**
		Total shareholders' equity	**1,704,077**
Total assets	**3,123,378**	**Total liabilities and shareholders' equity**	**3,123,378**

APRI's Fiscal Year 2005 First Quarter Income Statement
(From July 1, 2005 to September 30, 2005)

(Unit: thousand yen)

Item	Amount	
Profit or loss on ordinary activities		
Operating profit or loss		
Operating revenue		
Net sales	—	—
Operating expenses		
Selling, general and administrative expenses	1,989	1,989
Operating losses		**1,989**
Non-operating profit or loss		
Non-operating income		
Interest and dividend income	0	
Other non-operating income	1,530	1,530
Non-operating expenses		
Interest expenses	7,726	
Other non-operating expenses	0	7,726
Ordinary losses		**8,184**
Net losses before taxes for the first quarter		**8,184**
Income, inhabitants and enterprise taxes		72
Net losses for the first quarter		**8,257**
Unappropriated retained earnings brought forward		**96,912**
Undistributed profits for the first quarter		**88,655**

Notes

1. Significant Accounting Policies

(1) Valuation standard and method for securities

(i) Affiliates' stock

Stated at cost determined by the moving average method.

(ii) Other securities

Securities with market value are stated by market value method based on the quoted market price as of the end of the first quarter. (The related valuation differences are directly charged or credited to the equity and the cost of securities sold is computed by the moving average method.) Securities without market value are stated at cost determined by the moving average method.

(2) Accounting method for consumption tax and others

Consumption tax and other related taxes are accounted by using the tax-excluded method.

2. Notes to the Balance Sheet

Net assets increased due to the valuation of assets at fair value: 9.711 million yen

3. Notes to the Income Statement

Net losses per share for the first quarter: 309.00 yen

APRI's Fiscal Year 2004 Balance Sheet
(As of June 30, 2005)

(Unit: thousand yen)

Assets		Liabilities	
Item	Amount	Item	Amount
Current assets	**283,397**	**Current liabilities**	**14,895**
Cash and cash equivalents	64,672	Other payables	12,522
Securities	202,041	Other	2,373
Other	16,684	**Non-current liabilities**	**1,298,000**
		Long-term loans payable	1,298,000
		Total liabilities	**1,312,895**
		Shareholders' equity	
Non-current assets	**2,841,213**	**Share capital**	**13,922**
Investments and other assets	**2,841,213**	**Share surplus**	**488,307**
Investment Securities	2,841,213	Capital reserves	488,307
		Retained earnings	**1,309,485**
		Earned surplus reserves	**3,480**
		Discretionary reserves	**1,100,000**
		General reserves	1,100,000
		Undistributed profits for the year	**206,004**
		Total shareholders' equity	**1,811,715**
Total assets	**3,124,611**	**Total liabilities and shareholders' equity**	**3,124,611**

APRI's Fiscal Year 2004 Income Statement

(From July 1, 2004 to June 30, 2005)

(Unit: thousand yen)

Item	Amount	
Profit or loss on ordinary activities		
Operating profit or loss		
Operating revenue		
Net sales	84,953	84,953
Operating expenses		
Cost of sales	18,736	
Selling, general and administrative expenses	140,253	158,989
Operating losses		**74,036**
Non-operating profit or loss		
Non-operating income		
Interest and dividend income	264,949	
Other non-operating income	126,390	391,340
Non-operating expenses		
Interest expenses	33,726	
Other non-operating expenses	24,684	58,411
Ordinary profits		**258,893**
Extraordinary profit or loss		
Extraordinary profits		**1,532**
Net profits before taxes for the year		**260,425**
Income, inhabitants and enterprise taxes		644
Net profits for the year		**259,781**
Unappropriated retained earnings brought forward		**1,446,220**
Treasury stock retired		1,499,996
Undistributed profits for the year		**206,004**

Notes

1. Significant Accounting Policies

(1) Valuation standard and method for securities

(i) Affiliates' stock

Stated at cost determined by the moving average method.

(ii) Other securities

Stated at cost determined by the moving average method.

(2) Valuation standard and method for inventories

(i) Merchandise

Stated at cost determined by the moving average method.

(ii) Inventory goods

Stated at cost determined by the book-value price method.

(3) Depreciation method for non-current assets

(i) Property, plant and equipment

Property, plant and equipment are depreciated by the declining balance method; provided, however, that buildings acquired on and after April 1, 1998 are depreciated by the straight-line method, except for auxiliary facilities.

(ii) Intangible fixed assets

Intangible fixed assets are amortized by the straight-line method. Software for internal use is amortized by the straight-line method over their internal available use period (5 years).

(4) Accounting for allowances and reserves

(i) Allowance for doubtful accounts receivable

To prepare for losses from bad debts of accounts receivable, allowances for doubtful accounts are computed based on the actual ratio of bad debts in the past and an estimate of certain uncollectible amounts determined after an analysis of specific individual receivables.

(ii) Allowance for retirement benefits

To provide for the employees' retirement benefits, reserves for retirement benefits are recorded based on the projected retirement benefit obligations and related plan assets as of the current fiscal year end.

(5) Accounting method for leases

Financial lease transactions other than leases in which the ownership of the leased property is transferred to the lessee are handled using an accounting procedure conforming to the accounting method for ordinary lease transactions.

(6) Accounting method for consumption tax and others

Consumption tax and other related taxes are accounted by using the tax-excluded method.

2. Notes to the Balance Sheet

Not applicable

3. Notes to the Income Statement

(1) Transactions with subsidiaries
    Operational transactions
        Sales: 1.330 million yen
    Non-operational transactions
        Other: 7.250 million yen

(2) Net income per share for the year: 9,505.89 yen

Item 2 Amendment to the Articles of Incorporation

We would like to amend the current Articles of Incorporation as follows.

1. Reasons to amend the Articles of Incorporation

(1) With respect to Article 5, (Total Number of Shares Authorized to be Issued) of the current Articles of Incorporation, the Company is to reduce the total number of shares authorized to be issued by it in association with the cancellation of 12,078,096 shares of treasury stock on November 29, 2005, pursuant to Article 212 of the Commercial Code.

(2) The Company is to delete the Supplementary Provisions (Transitional Measures) of the current Articles of Incorporation because the fixed date has passed.

2. Details of Amendment

The details of the amendment are as follows.

(The underlined portion shows the matters to be amended.)

<table>
<tr><th>Current Articles of Incorporation</th><th>Proposed Amendments</th></tr>
<tr><td>Chapter II Shares

Article 5 Total Number of Shares Authorized to be Issued
The total number of shares authorized to be issued by the Company is 345,000,000 shares; provided, however, that if any shares are cancelled, the number of shares authorized to be issued will decrease accordingly.

Supplementary Provisions
Transitional Measures
Notwithstanding the provisions set out in (Article 17, Term of Office) the administration of a Director appointed at the Ordinary General Meeting of Shareholders held on June 26, 2003 expires upon closing of the Ordinary General Meeting of Shareholders with respect to the last accounting term that falls within two years after assumption of office.
These Supplementary Provisions will be deleted after the fixed date passes.</td><td>Chapter II Shares

Article 5 Total Number of Shares Authorized to be Issued
The total number of shares authorized to be issued by the Company is 297,000,000 shares; provided, however, that if any shares are cancelled, the number of shares authorized to be issued will decrease accordingly.

(Deleted)</td></tr>
</table>

- End -

Location Map to the Site of Extraordinary General Meeting of Shareholders

Nearest Stations: JR Iidabashi Station, JR Suidobashi Station
Iidabashi Station of Tokyo Metro Tozai Line, Yurakucho Line, Namboku Line or Toei Subway Oedo Line

[Map is omitted]

Hotel Metropolitan Edmont
2nd Floor, Yukyu Banquet Hall

10-8, Iidabashi 3-chome, Chiyoda-ku, Tokyo

[Translation]

Voting Card

To: KYORIN Pharmaceutical Co., Ltd.

Shareholder Number	Number of Exercisable Voting Rights
	voting rights

I hereby exercise my voting rights for each proposal to be submitted at the Extraordinary General Meeting of Shareholders of the Company to be held on January 18, 2006 as noted at the right column (either "Approve" or "Disapprove" is circled).

Proposal Item 1	Approve	Disapprove
Proposal Item 2	Approve	Disapprove

In spite of the continuation or adjournment of the Extraordinary General Meeting of Shareholders, I exercise my voting rights as noted above.

[MM] [DD], [YYYY]

If it is not indicated in this certificate whether or not to approve each proposal, the Company will treat your voting rights as exercised to approve the proposals.



<Seal>

Number of Your Shares

shares

Number of Shares Registered in the Register of Shareholders shares

Number of Shares Registered in the Register of Beneficial Shareholders shares

Notes

1. When attending the Extraordinary General Meeting of Shareholders, please present at the reception desk the voting card attached at the left. The Company will treat the voting right certificate presented as an attendance card of the Extraordinary General Meeting of Shareholders.
2. If you are unable to attend the Extraordinary General Meeting of Shareholders, please indicate your approval or disapproval of the proposals on the voting card, affix your seal to it, cut off this right part, and then return the voting card to the Company by January 17, 2006 (the previous date of the Extraordinary General Meeting of Shareholders).

(Please read the backside of this certificate.)

[The backside is omitted.]